Confidential Treatment Requested by Blockbuster Inc. – 1

August 29, 2008

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

CF / AD 5

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Blockbuster Inc.

Form 10-K for the year ended January 6, 2008

Filed March 3, 2008

File No. 001-15153

Dear Mr. Humphrey,

On behalf of Blockbuster Inc. (“Blockbuster” or the “Company”), set forth below is the Company’s response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated July 22, 2008, concerning the above-referenced document.

Form 10-K for the year ended January 6, 2008

Notes to Consolidated Financial Statements

Note 2 – Restatement, page 90

Comment:

We note you filed restatement information in your fiscal 2007 Form 10-K for the years ended December 31, 2006 and 2005, and for each of the interim periods in fiscal years 2007 and 2006. Based upon a review of this restatement information, it appears the effect on fiscal year 2006 net income was about 9%. Item 4.02 of Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements. Please explain to us why you have not filed an Item 4.02 Form 8-K with respect to the restatement described in your fiscal 2007 Form 10-K. In this regard, please describe the timing of the discovery of the errors which prompted your restatement. We note there were previously identified errors, which you state were not initially corrected due to materiality. Please tell us how long those errors were known and when the cumulative errors reached the level of materiality where you determined a restatement was the appropriation action.

Confidential Treatment Requested by Blockbuster Inc. – 2

Response:

As discussed in your comment, Item 4.02 of Form 8-K requires that registrants file a current report on Form 8-K if (1) the registrant’s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in SFAS 154 or (2) the registrant is advised by, or receives notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements. We respectfully submit that because neither of these events occurred with respect to the restatement discussed in our Form 10-K for the year ended January 6, 2008 (the “2007 Form 10-K”), we do not believe that we were required to file an Item 4.02 Form 8-K with respect to this restatement.

In mid-January 2008, the Company identified errors in previously issued financial statements which we believed could potentially result in a restatement, but which required further investigation and analysis. In late January 2008, the Company discussed these errors and its plan for further investigation and analysis with the Audit Committee. In February 2008, upon completion of further work to identify and quantify errors relating to prior periods, the Company compiled these errors with previously identified errors (which were not initially corrected in the respective years based on materiality) and adjustments previously included in the cumulative effect of adopting SAB 108 in fiscal year 2006. The Company performed its materiality assessment in accordance with the provisions of SAB 108 and SAB 99 and presented this evaluation to our Audit Committee in February 2008. Our Audit Committee determined that a restatement of our previously issued financial statements was appropriate to correct the errors as the total unadjusted errors at December 31, 2006 were material to the Company’s reported results for fiscal year 2006 under an iron-curtain approach. The Audit Committee also concluded, after a thorough evaluation of both the quantitative and qualitative impact of the errors on each of the individual periods presented in our previously issued financial statements, that these financial statements could still be relied upon and, therefore, an Item 4.02 Form 8-K was not required.

The previously identified errors mentioned above were originally corrected in the periods in which they were discovered, although they related to previously reported financial periods. Accordingly, these correcting entries resulted in out-of-period adjustments. Each of these out-of-period adjustments was discussed with the Audit Committee in the respective periods in which they were discovered and recorded, and they were properly evaluated to determine if restatement of previously issued financial statements was required. In each case, until February 2008, the Audit Committee concluded that restatement of previously issued financial statements was not then required. As noted above, these previously identified errors were included in the materiality assessment completed in February 2008 and were recorded in the proper periods in connection with the restatement.

Confidential Treatment Requested by Blockbuster Inc. – 3

Note 3 – Impairment of Goodwill and Other Long-Lived Assets, page 96

Comment:

We note that management believed in 2005 that a decline in the overall industry and the resulting decline in your stock price were factors that required you to perform an interim impairment test of goodwill. After performing this interim impairment test of goodwill, you recorded an impairment charge totaling $332 million during the third quarter of 2005. No impairment of goodwill was recorded during 2006 or 2007. However, during 2008, your stock price has dropped substantially below its mid-2005 levels and, as a result, your market capitalization is now significantly less than the total stockholders’ equity reflected in your consolidated financial statements. In light of the similarity of your current circumstances with the factors that led you to perform an interim impairment test of goodwill during 2005, tell us what consideration has been given to performing an interim impairment test during 2008.

Response:

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we test our goodwill for impairment on an annual basis as of October 31, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount as discussed in paragraph 28 of SFAS 142 (an “interim impairment test”).

We respectfully submit that we do not believe that the industry factors and the related impact on the Company’s and industry analysts’ forecasted expectations which caused us to perform an interim impairment test during 2005 are similar to the current state of our industry or our business during 2008.

As discussed in our Quarterly Report on Form 10-Q for the period ending September 30, 2005, “Beginning late in the second quarter of 2005 and continuing through the third quarter of 2005, the in-store home video industry declined at a rate that exceeded the Company’s and industry analysts’ forecasted expectations and has negatively impacted the Company’s future outlook on the industry.” These changes in the industry during 2005 resulted in management lowering its forecasts for future performance, obtaining various amendments to our debt covenant requirements and ultimately the need for additional financing during the fourth quarter of 2005.

Conversely, we believe that the current state of our industry is consistent with both the Company’s and industry analysts’ prior expectations as discussed in our 2007 Form 10-K. Blockbuster’s actual operating results through the second quarter of 2008 are in line with management’s expectations which were developed during late 2007 and utilized in the Company’s October 31, 2007 annual impairment test. As a result, we do not believe that events have occurred or circumstances have changed since our 2007 annual impairment test that would more likely than not reduce the fair value of either of our reporting units below their respective carrying amounts and, therefore, we have not performed an interim impairment test during 2008.

Confidential Treatment Requested by Blockbuster Inc. – 4

We will continue to review industry factors and other events or circumstances which we believe could require us to perform an interim impairment test during the third quarter of 2008 and, absent a need for such an interim impairment test, we will perform our annual impairment test as of October 31, 2008. In addition to our previously existing disclosures in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we have added the following additional disclosure to our Management’s Discussion and Analysis of Financial Condition and Results of Operations and to the Notes to the Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the period ending July 6, 2008:

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we assess goodwill and intangible assets with indefinite lives for impairment at the reporting unit level on an annual basis and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount (an “interim impairment test”). Events may occur or circumstances may change that would require us to perform an interim impairment test prior to our annual impairment test. Potential indicators that may trigger such an interim impairment test are declines in the media entertainment industry, a reduction in our planned improved profitability, or a sustained decline in our stock price. We will continue to evaluate the recoverability of our goodwill and intangible assets. This continued evaluation could result in additional non-cash impairments which could have a significant negative impact on our reported net income.

Comment:

The disclosure in Note 3 regarding your interim 2005 impairment test states that management determined it was not necessary to perform step two of the goodwill impairment test for the domestic reporting unit because the estimated fair value of the domestic unit was more than its related book value. Please tell us the estimated fair value of your domestic reporting unit at that time and the assumptions underlying that interim 2005 determination of fair value. Further, please provide us with an analysis of whether or not the actual results for your domestic reporting unit since 2005 have been in line with the assumptions used in your interim 2005 impairment test.

Response:

The estimated fair value of our domestic reporting unit calculated in conjunction with the 2005 interim impairment test of goodwill totaled $[REDACTED].

Our determination of the fair value of our domestic reporting unit during the third quarter of 2005 was based on a discounted cash flow model with forecast period growth assumptions based on internal projections consistent with our budget and long-range strategic plan. Some of the primary assumptions used in developing the budget and long-range strategic plan included:

•	ongoing increases in the number of online rental subscribers and related online rental revenue in return for initial investments in higher subscriber acquisition costs;

Confidential Treatment Requested by Blockbuster Inc. – 5

•	ongoing decreases in in-store rental revenues with relatively stable gross margin percentage results;

•	near term decreases in retail revenues and retail gross margin dollars;

•	improvements in profitability resulting from the closure of selected store locations and transferring a portion of the revenue to nearby store locations;

•	implementation of cost control strategies to reduce SG&A expenses; and

•	reductions in capital spending not required to maintain the existing store base.

In conjunction with the 2005 interim impairment test, we obtained an independent valuation opinion from Duff & Phelps, LLC whose valuation of the domestic reporting unit was based upon the assumptions discussed above as well as:

•	a discount rate totaling 11.3%; and

•	a terminal value calculated by using a Gordon Growth method, which utilized a capitalization rate equal to the discount rate adjusted for an approximately 1% long term decline rate.

It should also be noted that the estimated fair value of the domestic reporting unit calculated in conjunction with the 2005 interim impairment test decreased 13.5% as compared with the estimated fair value calculated during the third quarter of 2004 because of “the impact of trends in the business and industry noted in 2005” as discussed in Note 3 of our consolidated financial statements.

We note that our actual results for the remainder of 2005 and 2006 were generally consistent with or better than the assumptions used in calculating our fair value for the domestic reporting unit in the 2005 interim impairment test. Specifically, EBITDA forecasted for the remainder of 2005 and 2006 were $[REDACTED] and $[REDACTED], respectively, as compared to actual reported EBITDA of $61.7 million and $169.4 million, respectively. The results for 2007 were significantly worse than the 2005 plan ($[REDACTED] forecasted EBITDA as compared to $19.6 million actual EBITDA) primarily because of the launch of our BLOCKBUSTER Total Access® offering and the related advertising and in-store exchange costs associated therewith. We believe that our full year 2008 operating results for the domestic reporting unit will be substantially consistent with the assumptions used in calculating our fair value for the domestic reporting unit in the 2005 interim impairment test.

Confidential Treatment Requested by Blockbuster Inc. – 6

If you have any questions regarding the foregoing, please call the undersigned or Thomas M. Casey, Executive Vice President and Chief Financial Officer, at (214) 854-3000.

Very truly yours,

/s/ Bruce Lewis
Bruce Lewis
Senior Vice President, Tax and Controller

cc:	Thomas M. Casey, Executive Vice President and Chief Financial Officer, Blockbuster Inc.

Rod McDonald, Assistant General Counsel, Corporate and Securities, Blockbuster Inc.